UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 0-22981

Georgia-Carolina Bancshares, Inc.

(Exact name of registrant as specified in its charter)

3527 Wheeler Road

Augusta, Georgia 30909

(706) 731-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Carolina Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 2, 2015	By:	/s/ Remer Y. Brinson, III
Remer Y. Brinson, III President and Chief Executive Officer